UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

-------------------------------------

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 20, 2012

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments at fair value	$138,645,999	142,989,799
Contributions and rollover receivable from participants	253,799	271,609
Contributions receivable from participating employers	553,749	508,174
Net receivable for pending trades	359,219	—
Net assets available for benefits	$139,812,766	143,769,582

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Investment income:
Dividends — stock	$229,350
Dividends — mutual funds	1,405,301
Net depreciation in the fair value of investments	(12,172,021)
Total investment loss	(10,537,370)
Contributions:
Participant	9,177,187
Employer	4,405,968
Participant rollovers	383,744
Total contributions	13,966,899
Benefits paid to participants	(7,386,345)
Net decrease	(3,956,816)
Net assets available for benefits:
Beginning of year	143,769,582
End of year	$139,812,766

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)                     General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 30 days of service for Waddell & Reed Financial, Inc. or a subsidiary.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of five persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                     Contributions

Participants are allowed to make semi-monthly pre–tax and after–tax contributions not to exceed eligible earnings less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) annual limitations of $16,500 for 2011 and 2010; $22,000 for 2011 and 2010 if the participant is 50 years of age or older. The Plan provides for a matching employer contribution of 100% of the first 3% of compensation and 50% of the next 2% of compensation that the participant contributes. Employer matching contributions are pre–tax and begin after the participant completes 12 consecutive months of service.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                      Participant Accounts and Vesting

Each participant’s account is credited with their contribution, the employer’s matching contribution, and earnings on their participant and employer account balances. Participants vest immediately in their contributions, employer matching contributions, and actual earnings thereon.

(d)                     Participant Loans

Participant loans are not permitted.

(e)                      Payment of Benefits

Upon termination of service for any reason and election to withdraw from the Plan, a participant is paid a lump-sum distribution. Former employees can elect not to withdraw from the Plan, but cannot continue to make contributions to the Plan.

(f)                        Subsequent Events

The Plan has evaluated subsequent events through June 20, 2012, the date the financial statements were issued.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Marshall and Ilsley Trust Company N.A. serves as the trustee for the Plan.

The Plan had 1,709 and 1,616 participants at December 31, 2011 and 2010, respectively. At December 31, 2011, 360 of the 1,709 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2010, 356 of the 1,616 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)                     Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in the mutual fund shares are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)                     Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(e)                      Accounting Pronouncements Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”).

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

ASU 2011-04 was issued concurrently with International Financial Reporting Standard (“IFRS”) 13, “Fair Value Measurements” (“IFRS 13”), to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or GAAP.  For GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13.  This standard is effective for interim and annual periods beginning after December 15, 2011 and is required to be applied prospectively.  In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable.  The adoption of ASU 2011-04 in 2012 is not expected to impact the Plan’s results but may result in changes to fair value footnote disclosures.

(3)                     Plan Investments

(a)                     Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2011 and 2010.

	Number
December 31, 2011	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	292,647	$7,248,866
Cash equivalents	—	155,105
Accrued dividend income — Waddell & Reed Financial, Inc. Class A common stock	—	73,662
Accrued dividend income — mutual funds	—	56,960

Waddell & Reed Advisors Group of Mutual Funds shares:
Accumulative	509,334	3,753,788
Asset Strategy	1,334,909	11,333,375
Bond	324,288	2,098,141
Cash Management	9,600,698	9,600,698
Continental Income	258,957	2,115,679
Core Investment	1,371,346	7,844,099
Dividend Opportunities	111,621	1,552,654
Energy	140,463	1,754,387
Global Bond	697,899	2,721,804
Government Securities	431,215	2,513,985
High Income	409,006	2,805,780
International Growth	483,358	4,229,380
New Concepts	921,756	9,051,644
Science and Technology	854,662	8,247,486
Small Cap	348,389	4,926,216
Value	239,135	2,637,656
Vanguard	697,985	5,974,755

Total Waddell & Reed Advisors Group of Mutual Funds shares		83,161,527

	Number
December 31, 2011	of shares	Fair value
Ivy Funds shares:
Asset Strategy	264,389	5,935,528
Asset Strategy New Opportunities	332,515	3,168,868
Bond	72,262	750,080
Core Equity	85,920	886,691
Cundill Global Value	87,744	991,507
European Opportunities	59,527	1,212,568
Global Natural Resources	385,643	6,694,760
High Income	338,906	2,701,084
International Balanced	68,593	936,976
International Core Equity	153,376	2,121,192
International Growth	39,349	1,182,821
Large Cap Growth	216,407	2,938,803
Limited-Term Bond	244,946	2,726,253
Micro Cap Growth	63,857	1,029,367
Mid Cap Growth	110,676	1,899,207
Pacific Opportunities	323,349	4,077,427
Real Estate Securities	92,243	1,782,130
Science And Technology	99,924	2,992,711
Small Cap Growth	196,489	2,929,651
Small Cap Value	71,078	992,255

Total Ivy Funds shares		47,949,879

Total investments		$138,645,999

Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

	Number
December 31, 2010	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	257,031	$9,070,624
Cash equivalents	—	295,067
Accrued dividend income — Waddell & Reed Financial, Inc. Class A common stock	—	51,408
Accrued dividend income — mutual funds	—	46,374

Waddell & Reed Advisors Group of Mutual Fund shares:
Accumulative	529,831	3,973,734
Asset Strategy	1,305,553	12,219,981
Bond	307,568	1,916,148
Cash Management	9,439,885	9,439,885
Continental Income	187,285	1,535,733
Core Investment	1,261,947	7,533,823
Dividend Opportunities	110,620	1,639,390
Energy	139,203	1,925,179
Global Bond	651,391	2,618,593
Government Securities	424,777	2,391,496
High Income	353,048	2,499,580
International Growth	485,613	4,681,307
New Concepts	742,474	8,820,590
Science and Technology	774,231	8,648,160
Small Cap	310,368	5,096,240
Value	215,024	2,597,485
Vanguard	636,562	5,315,291

Total Waddell & Reed Advisors Group of Mutual Funds shares		82,852,615

	Number
December 31, 2010	of shares	Fair value
Ivy Funds shares:
Asset Strategy	224,847	5,533,488
Asset Strategy New Opportunities	313,136	3,901,668
Bond	31,661	317,876
Capital Appreciation	55,274	515,703
Core Equity	58,136	616,241
Cundill Global Value	102,553	1,406,000
European Opportunities	63,766	1,545,688
Global Natural Resources	417,907	9,206,499
High Income	227,013	1,884,209
International Balanced	67,575	1,006,866
International Core Equity	126,454	2,105,463
International Growth	37,150	1,206,250
Large Cap Growth	135,230	1,797,203
Limited-Term Bond	74,595	827,257
Micro Cap Growth	63,592	1,203,802
Mid Cap Growth	78,380	1,385,758
Mortgage Securities	23,455	199,836
Pacific Opportunities	404,126	6,922,675
Real Estate Securities	91,663	1,691,178
Science And Technology	99,425	3,334,716
Small Cap Growth	179,306	2,901,173
Small Cap Value	65,183	1,164,162

Total Ivy Funds shares		50,673,711

Total investments		$142,989,799

Cash equivalents consist of shares of the Marshall Prime Money Market Class Y fund.

(b)                     Fair Value Measures

Accounting standards establish a framework for measuring fair value and a three-tier hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset.  Inputs may be

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset.  An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs and is based on the lowest level of any input that is significant to the fair value measurement.  The three-tier hierarchy of inputs is summarized as follows:

•                  Level 1 — Investments are valued using quoted prices in active markets for identical securities at the reporting date.

•                  Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

•                  Level 3 — Investments are valued using significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities and bid/offer quotations.  These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.  Securities’ values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models.  These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

At December 31, 2011 and 2010, all of the Plan’s investments were Level 1 investments.

(c)                      Change in Fair Values

During 2011, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated by $12,172,021, as follows:

2011
Waddell & Reed Financial, Inc. Class A common stock	$(2,715,265)

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	(85,126)
Asset Strategy	(1,214,280)
Bond	65,697
Continental Income	24,779
Core Investment	69,038
Dividend Opportunities	(115,152)
Energy	(257,051)
Global Bond	(81,160)
Government Securities	110,267
High Income	(79,830)
International Growth	(442,698)
New Concepts	(47,811)
Science and Technology	(517,462)
Small Cap	(269,961)
Value	(248,223)
Vanguard	119,724

Total Waddell & Reed Advisors Group of Mutual Funds	(2,969,249)

Ivy Funds:
Asset Strategy	(604,421)
Asset Strategy New Opportunities	(1,010,414)
Bond	23,623
Capital Appreciation	(28,522)
Core Equity	2,067
Cundill Global Value	(209,923)
European Opportunities	(244,834)
Global Natural Resources	(1,971,978)
High Income	(58,919)
International Balanced	(82,870)
International Core Equity	(381,754)
International Growth	(94,362)
Large Cap Growth	65,878
Limited-Term Bond	3,155
Micro Cap Growth	(82,045)
Mid Cap Growth	(25,536)
Mortgage Securities	(4,685)
Pacific Opportunities	(1,395,922)
Real Estate Securities	76,036
Science and Technology	(146,591)
Small Cap Growth	(155,744)
Small Cap Value	(159,746)

Total Ivy Funds	(6,487,507)

Net depreciation	$(12,172,021)

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the year ended December 31, 2011 are as follows:

	2011
	Participant	Employer
Waddell & Reed Financial, Inc.	$37,550	12,453
Waddell & Reed, Inc.	3,360,277	1,535,870
Waddell & Reed Investment Management Company	1,305,852	690,300
Waddell & Reed Services Company	573,315	315,860
The Legend Group of Companies	515,174	246,622
Ivy Funds Distributor, Inc.	1,297,249	671,562
W & R Corporate LLC	1,967,486	870,520
W & R Capital Management Group, Inc.	120,284	62,781
	$9,177,187	4,405,968

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All plan assets would be distributed in the event of plan termination.

(7)                     Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated May 9, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1980, as amended. The plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

In accordance with GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan currently has no audits for any tax periods in progress.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to the Form 5500

At December 31, 2011, $1,065,647 in benefit payments had been processed and approved for payment, but had not yet been paid. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on the Form 5500.

The following is a reconciliation of net assets available for retirement benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for retirement benefits per the financial statements	$139,812,766	143,769,582
Benefits payable	(1,065,647)	—

Net assets available for retirement benefits per the Form 5500	$138,747,119	143,769,582

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2011:

2011
Benefits paid	$7,386,345
Add benefits payable at end of year	1,065,647

Benefits paid per the Form 5500	$8,451,992

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2011

Identity of issuer, borrower,				Current
lessor, or similar party		Description of investment		value
*	Waddell & Reed Financial, Inc.	292,647	Shares of Class A common stock	$7,248,866
	Cash equivalents	—	BMO Prime Money Market Fund Class Y	155,105
	Accrued dividend income	—	Waddell & Reed Financial, Inc. Class A common stock	73,662
	Accrued dividend income	—	Mutual Funds	56,960
				7,534,593
*	Waddell & Reed Advisors Group of Mutual Funds	509,334	Shares of Accumulative	3,753,788
*	Waddell & Reed Advisors Group of Mutual Funds	1,334,909	Shares of Asset Strategy	11,333,375
*	Waddell & Reed Advisors Group of Mutual Funds	324,288	Shares of Bond	2,098,141
*	Waddell & Reed Advisors Group of Mutual Funds	9,600,698	Shares of Cash Management	9,600,698
*	Waddell & Reed Advisors Group of Mutual Funds	258,957	Shares of Continental Income	2,115,679
*	Waddell & Reed Advisors Group of Mutual Funds	1,371,346	Shares of Core Investment	7,844,099
*	Waddell & Reed Advisors Group of Mutual Funds	111,621	Shares of Dividend Opportunities	1,552,654
*	Waddell & Reed Advisors Group of Mutual Funds	140,463	Shares of Energy	1,754,387
*	Waddell & Reed Advisors Group of Mutual Funds	697,899	Shares of Global Bond	2,721,804
*	Waddell & Reed Advisors Group of Mutual Funds	431,215	Shares of Government Securities	2,513,985
*	Waddell & Reed Advisors Group of Mutual Funds	409,006	Shares of High Income	2,805,780
*	Waddell & Reed Advisors Group of Mutual Funds	483,358	Shares of International Growth	4,229,380
*	Waddell & Reed Advisors Group of Mutual Funds	921,756	Shares of New Concepts	9,051,644
*	Waddell & Reed Advisors Group of Mutual Funds	854,662	Shares of Science and Technology	8,247,486
*	Waddell & Reed Advisors Group of Mutual Funds	348,389	Shares of Small Cap	4,926,216
*	Waddell & Reed Advisors Group of Mutual Funds	239,135	Shares of Value	2,637,656
*	Waddell & Reed Advisors Group of Mutual Funds	697,985	Shares of Vanguard	5,974,755
	Total Waddell & Reed Advisors Group of Mutual Funds			83,161,527
*	Ivy Funds	264,389	Shares of Asset Strategy	5,935,528
*	Ivy Funds	332,515	Shares of Asset Strategy New Opportunities	3,168,868
*	Ivy Funds	72,262	Shares of Bond	750,080
*	Ivy Funds	85,920	Shares of Core Equity	886,691
*	Ivy Funds	87,744	Shares of Cundill Global Value	991,507
*	Ivy Funds	59,527	Shares of European Opportunities	1,212,568
*	Ivy Funds	385,643	Shares of Global Natural Resources	6,694,760
*	Ivy Funds	338,906	Shares of High Income	2,701,084
*	Ivy Funds	68,593	Shares of International Balanced	936,976
*	Ivy Funds	153,376	Shares of International Core Equity	2,121,192
*	Ivy Funds	39,349	Shares of International Growth	1,182,821
*	Ivy Funds	216,407	Shares of Large Cap Growth	2,938,803
*	Ivy Funds	244,946	Shares of Limited-Term Bond	2,726,253
*	Ivy Funds	63,857	Shares of Micro Cap Growth	1,029,367
*	Ivy Funds	110,676	Shares of Mid Cap Growth	1,899,207
*	Ivy Funds	323,349	Shares of Pacific Opportunities	4,077,427
*	Ivy Funds	92,243	Shares of Real Estate Securities	1,782,130
*	Ivy Funds	99,924	Shares of Science And Technology	2,992,711
*	Ivy Funds	196,489	Shares of Small Cap Growth	2,929,651
*	Ivy Funds	71,078	Shares of Small Cap Value	992,255
	Total Ivy Funds			47,949,879
	Total investments			$138,645,999

*  Indicates party-in-interest investment.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 20, 2012.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

By:	/s/ Brent K. Bloss
Brent K. Bloss, Member
Administrative Committee

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee